Commission File No. 333-8878


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2005


                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                          H & J Corporate Services Ltd.
                                  Shirlaw House
                                87 Shirley Street
                               Nassau, The Bahamas
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]   Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

            Set forth herein is a copy of the Company's report for the six months ended June 30, 2005, containing certain unaudited financial information and Management's Discussion and Analysis of Financial Condition and Results of Operations.

                          ULTRAPETROL (BAHAMAS) LIMITED

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION FOR
                   THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

     The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited ("the Company") and its subsidiaries for the six months ended June 30, 2005 and the six months ended June 30, 2004 included elsewhere in this report.


General

     We are a diversified ocean and river transportation company involved in the carriage of dry and liquid bulk cargoes as well as passengers. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products, dry cargo and passengers around the world. Our Ocean Business fleet dedicated to the carriage of cargo has a capacity of approximately 634,000 dwt, and our three versatile Suezmax/OBO vessels are capable of carrying either dry bulk or liquid cargoes. Our passenger fleet is comprised of two vessels with a total carrying capacity of approximately 1,550 passengers. Our River Business is the largest owner and operator of river barges and push boats in the Hidrovia Region of South America, a fertile agricultural region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In addition, in November, 2002, we entered into a joint venture to form UP Offshore (Bahamas) Ltd. ("UP Offshore"), a company in which we own a 27.78% interest and which will provide transportation services to offshore petroleum exploration and production companies, with a particular emphasis on the Brazilian market.

     Our business strategy focuses on maintaining an efficient and flexible fleet, which allows us to provide an array of transportation services to customers in several different industries. We believe that the flexibility of our fleet and the diversity of industries that we service reduce our dependency on any particular sector of the transportation industry.

     Currently, we own eight oceangoing vessels (one of which is currently used as a transfer station in our River Business and two are passenger vessels with approximately 1,550 passenger capacity) that operate in South America, the Caribbean, the United States, Europe and the Far East. The Company's Suezmax OBO's (Princess Katherine, Princess Nadia and Princess Susana), are designed to carry oil as well as ore and other dry bulk commodities. These vessels are currently employed in the carriage of bulk dry cargoes.

     During the first six months ended June 30, 2005, we employed a significant part of our ocean fleet on time charter for different customers. During the first half of 2005, the international freight market maintained average rates significantly above those experienced in 2004.

     On January 7, 2005 International Finance Corporation "IFC" and Kreditanstalt Fur Wiederaufbau "KfW" disbursed the remaining $7.5 million of the $30 million loan granted to UABL Limited ("UABL") in 2002. These funds were used to finance the purchase and transportation from the United States to the River Plate of 35 dry barges. The Company used existing funds to purchase two pushboats and other auxiliary equipment.

     We entered into a contract on March 4, 2005 to sell our vessel, Cape Pampas, for approximately $39.9 million. The vessel was delivered to the new owners on May 6, 2005.

     We also entered into a contract on March 4, 2005 to buy the cruise vessel, New Flamenco, for a price of $13.5 million. This transaction was consummated on March 24, 2005. The New Flamenco is managed by Ravenscroft Shipping Inc. ("Ravenscroft"), an affiliate of ours, and we have agreed to continue her employment agreement with a large European tour operator.

     On April 6, 2005 we purchased the cruise vessel, World Renaissance renamed Grand Victoria, at auction for a price of $3.4 million. This vessel was delivered and fully paid for on April 19, 2005. This vessel will have to pass her drydock and surveys before she enters into service.

     On April 28, 2005 we agreed to purchase the product tanker, mt Sun Chemist, renamed Miranda I, for a total price of $10.3 million which was delivered and fully paid on July 7, 2005.

Contractual Methods of Earning Revenues and Allotting Expenses

     Ocean revenues of our cargo vessels can be contracted either on a time charter basis or on a contract of affreightment, or COA, basis. Under the terms of a time charter, the charterer pays the ship owner a daily rate for the use of the vessel and, in addition, the charterer pays directly for all voyage expenses (including fuel and port charges). In contrast, under the terms of a COA, the charterer pays the ship owner a rate based on tonnage shipped (expressed in dollars per metric ton of cargo), but the ship owner pays all voyage expenses. Accordingly, the charterer pays a higher overall sum under a COA than under a time charter to compensate the ship owner for having to pay the voyage expenses. Consequently, time charters result in lower revenues and lower expenses for the ship owner than COAs, while COAs result in higher revenues and higher expenses for the shipowner than time charters. Both time charters and COAs at comparable price levels result in approximately the same operating income. However, the margin as a percentage of revenues may differ significantly. The differences between time charters and COAs are summarized below:

     o    Time Charter:

          o Revenue is derived from a daily rate paid for the use of the vessel

          o    Charterer pays for all voyage expenses

     o    COA:

          o Revenue is derived from a rate based on tonnage shipped expressed in dollars per metric ton of cargo

          o    Vessel owner pays for all voyage expenses


     Our passenger vessels can either be employed on time charter, or by the sale of the individual cabins or mixed formulas that provide a minimum guaranteed income for the Shipowner.


Revenues

     Time charter revenues accounted for 56% of our total revenues (ocean, passenger and river) for the six months ended June 30, 2005. COA revenues accounted for 44% of our total revenues for the six months ended June 30, 2005. With respect to COAs entered into in connection with our Ocean and River Business, of the total revenues obtained from COAs during the first half of 2005, 90% were in respect of repetitive voyages for our regular customers and 10% in respect of single voyages for occasional customers.

     In our Passenger Business, demand for our services is driven by the global movements of tourists. Our primary market is Europe.

     In our River Business, demand for our services is driven by agricultural, mining and forestry activities in the Hidrovia Region. Products move from the inland areas of the Hidrovia Region out to the Atlantic Ocean via the Parana and Paraguay Rivers. Conversely, our tanker barges carry petroleum products from the Atlantic Ocean to inland regions of South America via the Parana and Paraguay Rivers. Substantially all of the push boats and barges in our River Business are employed on a COA basis whereby we enter into contracts with our customers to carry set volumes of dry or liquid cargo, typically for periods of up to one year.


Expenses

     In our Ocean and Passenger Business, our vessel operating expenses, or running costs, are generally paid through Ravenscroft, a related party, which provides ship management services for our oceangoing vessels. Operating expenses include the cost of all ship management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. The most significant of these expenses are maintenance and repairs, wages paid to marine personnel, catering and marine insurance costs.

     Our other primary operating expenses include general and administrative expenses as well as ship management and administration fees paid to Ravenscroft and Oceanmarine, another related party, who provide certain administrative services. We pay Oceanmarine a monthly fee of $10,000 per oceangoing cargo vessel for administrative services including general administration and accounting (financial reporting and preparation of tax returns), use of office premises, a computer network, secretarial assistance and other general duties. We pay Ravenscroft a monthly technical ship management fee of $12,500 per oceangoing vessel and (euro)20,000 per passenger vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. We pay Ravenscroft (euro)25,000 administrative and operational fee per month per passenger vessel for all operational functions as well as administering the subcontractors, concessions and credit card/collection system onboard. We do not expect to pay fees to any related party other than those described here for management and administration functions.

     In our River Business, prior to our acquisition of the remaining 50% equity interest in UABL, our subsidiaries that owned push boats and barges contracted with Lonehort, Inc., a subsidiary of UABL, for ship management services and generally paid our operating expenses through Lonehort. Our operating expenses include the cost of all ship management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Following the acquisition of the remaining 50% equity interest in UABL, all ship management services are performed, and all operating expenses are paid, in-house. UABL employs the services of Tecnical Services S.A. to provide crew recruitment services in Argentina and Paraguay. We pay Tecnical Services S.A. $144,000 per year, plus an additional $50 for each active crew member. We do not expect to pay fees to any related entity other than those described here for management and administration functions.

     In the Offshore Business, we expect operating expenses to include the cost of all ship management, crewing, spares and stores, insurance, lubricants, repairs and maintenance.

     Through UABL, we own a drydock and a repair facility for our river fleet at Pueblo Esther, Argentina, land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina. We do not own any other buildings and do not pay any other rental expense other than as a portion of the administration fees paid to Oceanmarine. Also, through Ultracape Delaware LLC, we own land for expansion of a maritime oil products terminal in Mexico.


Foreign Currency Transactions

     Substantially all of our revenues are denominated in U.S. dollars. However, for the six months ended June 30, 2005, 11% of our total revenues were denominated in U.S. dollars but collected in Argentine Pesos and Paraguayan Guaranies at the equivalent amount of U.S. dollars at the payment date, and 20% of our total out of pocket operating expenses were paid in Argentine Pesos and Paraguayan Guaranies. Also, for the first half of 2005, 10% of our revenues were denominated and collected in Euros and 3% of our operating expenses were paid in Euros.

     Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the local currencies. For accounting purposes, revenue and expense accounts are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction.


Inflation

     We do not believe that inflation has had a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker costs are not expected to have a material effect on our future operations in the case of our ocean vessels which are mostly time chartered to third parties since it is the charterers who pay for fuel. If our ocean vessels are employed under COA's, freight rates for voyage charters are generally sensitive to the price of a ship's fuel. A sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust after prices settle at a higher level. In our river business, we have some of our freight agreements adjusted by bunker prices automatically, we have partial hedges against increases in bunker prices for a minor part of our consumption and finally in other cases we have periodic renegotiations which adjust for fuel prices. In the majority of cases, we adjust the fuel component of our cost into the freights on a seasonal or yearly basis and therefore we are affected during that particular period by variation in bunker prices.


Legal proceedings


1)   Bahia Blanca Customs Dispute

     Our subsidiary, Ultrapetrol S.A., is involved in a customs dispute with the Customs Authority of Bahia Blanca in Argentina over the alleged unauthorized operation of the Princess Pia in Argentina during 2001. As a result, the Customs Authority of Bahia Blanca issued a resolution claiming the sum of Argentine pesos 4,689,695 (approximately U.S. $1,610,000) as import taxes and the sum of Argentine pesos 4,689,695 (approximately U.S. $1,610,000) as fines. In response to said resolution, on March 16, 2004, Ultrapetrol S.A. submitted an appeal with the Argentine Tax Court arguing that it did not breach any applicable customs laws since the Princess Pia operated within Argentine territory only during the periods in which it was expressly authorized by the competent authorities. Said appeal is pending resolution by the Argentine Tax Court. Based upon the facts and circumstances of the case, the existing regulations and our insurance coverage, we do not believe that the outcome of this matter should have a material impact on our financial position or results of operations.

2)   Brazilian Customs Dispute

     Our subsidiary, Ultrapetrol S.A., is involved in a customs dispute with the Brazilian Customs tax authorities over the alleged infringement of customs regulations by the Alianza G3 and Alianza Campana (collectively, the "Vessel") in Brazil during 2004. As a result, the Brazilian Customs tax authorities commenced an administrative proceeding and applied the penalty of apprehension of the Vessel which required the Vessel to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum customs penalty that could be imposed would be confiscation of the Vessel, which is estimated by the Brazilian Customs tax authorities to be valued at U.S. $4,560,000. On February 22, 2005, we were notified of the decision that grounds on which the tax assessment was based were ratified. In response to this decision, on February 28, 2005, we presented a specific request for clarification of the decision. We simultaneously presented a petition to the Secretary of the Brazilian Internal Revenue Service requesting the replacement of the confiscation penalty applied to the Vessel by a penalty corresponding to 1% (one percent) of the value of the Vessel. Both of our requests made on February 28, 2005 are still pending judgment.

     On the same day that Ultrapetrol S.A. presented its defense to the above mentioned administrative proceeding, a writ of injunction was filed on behalf of Ultrapetrol S.A. seeking a judicial authorization allowing the return of the Vessel to Boias de Xareu, which is located almost 20 nautical miles from the Brazilian maritime coast, so the Vessel could resume its prior services. The preliminary injunction was granted by the court in favor of Ultrapetrol S.A. on September 17, 2004, conditioned on the weekly presentation of shipping letters describing the location of the Vessel and the Vessel is now back in service at Boias de Xareu. The tax authorities filed an interlocutory appeal against the preliminary injunction that was granted in our favor. Currently, our lawsuit and the interlocutory appeal by the tax authorities are pending judgment.

            We note that in case we are not successful on the merits, under our insurance coverage, we could request from The Standard Club, the Vessel's P&I insurer, an indemnity corresponding to the value of the Vessel. Based upon the facts and circumstances of the case, including the fact that the Vessel was operating under a specific written authorization officially granted by the Brazilian government, the existing regulations and our insurance coverage, we do not believe that the outcome of this matter should have a material impact on our financial position or results of operations. Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any legal proceedings that, if adversely determined, would have a material adverse effect on us.

Results of Operations

Six months ended June 30, 2005 compared to the six months ended June 30, 2004.

The following table sets forth certain historical income statement data for the periods indicated derived from the Company's statements of operations expressed in thousands of dollars.

                                                     ===================================================================
                                                                      2005                            2004
                                                     ===================================================================

                                                     -------------------------------------------------------------------
                                                       Second         Accumulative         Second         Accumulative
                                                      Quarter            30-Jun-05         Quarter           30-Jun-04
                                                     -------------------------------------------------------------------
 Revenues
   Attributable to ocean fleet                           15,674         31,739               12,700            28,799
   Attributable to passenger fleet                        5,251          6,628
   Attributable to river fleet                           17,074         29,607               15,877            18,587
                                                     -------------------------------------------------------------------
                                       Total             37,999         67,974               28,577            47,386
                                                     -------------------------------------------------------------------
Voyage expenses
   Attributable to ocean fleet                              (1)            (8)                   24             (459)
   Attributable to passenger fleet                        (276)          (611)
   Attributable to river fleet                          (6,670)       (12,574)              (4,887)           (4,887)
                                                     -------------------------------------------------------------------
                                       Total            (6,947)       (13,193)              (4,863)           (5,346)
                                                     -------------------------------------------------------------------

Running cost
   Attributable to ocean fleet                          (3,077)        (6,238)              (2,881)           (6,697)
   Attributable to passenger fleet                      (2,832)        (3,485)
   Attributable to river fleet                          (4,589)        (8,443)              (4,001)           (5,752)
                                                     -------------------------------------------------------------------
                                       Total           (10,498)       (18,166)              (6,882)          (12,449)
                                                     -------------------------------------------------------------------

Amortization of drydock expense                         (1,744)        (3,515)              (1,154)           (2,127)

Depreciation of property and equipment                  (3,648)        (7,172)              (3,722)           (6,607)

Management fees and administrative expenses             (2,274)        (4,264)              (2,445)           (3,959)

Other operative income                                   21,868         21,867                  312               111

                                                     -------------------------------------------------------------------
Operating profit                                         34,756         43,531                9,823            17,009
                                                     -------------------------------------------------------------------

 Financial expense                                      (4,704)        (9,317)              (4,229)           (7,997)

 Financial gain on extinguishments of debts                                                   1,156             1,344



     Revenues. Total revenues from our ocean fleet, net of commissions, increased from $28.8 million in the first half 2004 to $31.7 million in 2005, or an increase of 10%. This increase is primarily attributable to the higher time charter rates of our Princess Nadia and Princess Katherine during the first six months of 2005. These increases were partially offset by the decrease of revenues due to the sale of our vessel Princess Eva.

     Total revenues from our passenger fleet, net of commissions, increased from $0 million in the first half 2004 to $6.6 million in 2005. This increase is attributable to the effect of the revenues of the vessel New Flamenco acquired during the period.

     Total revenues from our river fleet, net of commissions, increased by 59% from $18.6 million in the first half of 2004 to $29.6 million in the same period of 2005. This increase is primarily attributable to the consolidation of UABL revenues since the second quarter of 2004, while in the first quarter of 2004 river revenues only included the net proceeds for those of our vessels which were chartered by UABL.

     Voyage expenses. In the first six months of 2005, voyage expenses of our ocean fleet were $0.0 million, as compared to $0.5 million for the same period of 2004. The decrease is primarily attributable to the effect of the sale of the Princess Eva.

     Voyage expenses of our passenger fleet were $0.6 in the first half 2005. This increase is attributable to the effect of the voyages expenses of the new vessel New Flamenco.

     In the first half of 2005, voyage expenses of our river fleet were $12.6 million, as compared to $4.9 million for the same period of 2004, an increase of $7.7 million. The increase is attributable to the effect of the consolidation of UABL, as our subsidiary since the second quarter of 2004.

     Running costs. Running costs of our ocean fleet were $6.2 million in the first half of 2005 as compared to $6.7 million in the same of 2004 or a decrease of 7%. This variance is mainly attributable to the sale of our vessels Princess Eva and Cape Pampas.

     Running costs of our passenger fleet were $3.5 in the first six months of 2005. This increase is attributable to the effect of the running cost of the new vessel New Flamenco.

     In the first half of 2005, running expenses of our river fleet were $8.4 million, as compared to $5.8 million for the same period of 2004, an increase of $2.6 million. The increase is attributable to the effect of the consolidation of UABL, as our subsidiary since the second quarter of 2004.

     Amortization of drydock expense. Amortization of dry docking and special survey costs increased by $1.4 million, or 67%, to $3.5 million in the first half of 2005 as compared to $2.1 million in 2004. The increase is primarily attributable to the large amortization expenses of the Alianza G3, Princess Katherine, Princess Susana and our larger river fleet.

     Depreciation of property and equipment. Depreciation increased by $0.6 million, or 9%, to $7.2 million in the first six months of 2005 as compared to $6.6 million in the same period of 2004. This increase is primarily due to the purchase of a new tugs and river barges and the additional passenger vessel New Flamenco as well as the depreciation of the UABL fleet attributable to the effect of the consolidation of UABL as our subsidiary which was partially offset by the sale of our vessels Princess Eva and Cape Pampas.

     Management fees and administrative expenses. Management fees and administrative expenses were $4.3 million in the first half of 2005 as compared to $4.0 million in the same period in 2004. This increase of $0.3 million is attributable mainly to an increase in the overhead expenses produced by the consolidation of UABL of $0.3 million.

     Other operating income (expenses). This account shows a total of $21.9 million in the first six months of 2005 as compared to $0.1 million in 2004. The increase of $21.8 million is attributable to the effect of Cape Pampas sale.

     Operating profit. Operating profit for the first six months of 2005 was $43.5 million, an increase of $26.5 million from the same period in 2004. In comparing these figures, the difference is mainly attributable to the result of the sale of the Cape Pampas and higher results obtained from our vessels, Princess Nadia and Princess Katherine, the sale of Princess Marisol and Princess Laura, as well as the results attributable to our passenger fleet.

     Interest expense. Interest expenses increased by about $1.3 million or 16%, to $9.3 million in the first half of 2005 as compared to $8.0 million in the equivalent 2004 period. This variation is mainly attributable to the higher level of financial debt on our vessels and an increase of $0.6 million in interest expenses attributable to the effect of the consolidation of UABL as our subsidiary.

     Financial gain (loss) on extinguishments of debt. During the first six months of 2004 we recognized a gain of $1.3 million for the repurchase of our Senior Notes due 2008.


Liquidity and Capital Resources

     We operate in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions.

     As of June 30, 2005, we had total indebtedness of $212.6 million, consisting of $180.0 million from our Senior Notes due 2014. Also as of June 30, 2005, UABL, as our subsidiary, had the following indebtedness: $18.4 million in a senior loan facility with IFC; $9.0 million with KfW; $1.4 million with Citibank NA; $0.5 million with Touax LPG SA and $1.6 million with Transamerica Leasing Inc. There was an also accrued interest expense for these loans of $1.7 million.

     At June 30, 2005, we had cash and cash equivalents on hand of $30.9 million. In addition, we had $3.6 million in restricted cash and $0.2 million in short term investments. We also had $14.9 million in non-current restricted cash.


Operating Activities

     In the first half of 2005, we generated $15.9 million in cash flow from operations compared to $11.3 million for the same period in 2004. Net income for the six months ended June 30, 2005 was $24.8 million which is $14.9 million more than the net income in the same period of 2004.

     Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred charges, and adjusted by changes in working capital and expenditures in dry dock.


Investing Activities

     During the first half ended June 30, 2005, we disbursed $9.0 million in the purchase of push boats, river barges and additional equipments and $17.4 million in the purchase of the passenger vessels which we paid partially with funds available in restricted cash and $1.0 million as deposit for the purchase of Miranda I. Also we received a net of $37.9 million from the process of the Cape Pampas sale.


Financing Activities

     Net cash provided by financing activities was $(6.7) million during the six months of 2005, compared to a net cash process of $23.4 million in financing activities during the comparable period in 2004. The decrease in cash provided by financing activities in this period is mainly attributable to the repayments of principal and interest on its financial debt made during 2005, the distribution of cash in our subsidiary Ultracape (Holdings) Ltd partially offset with the application $15.2 million of restricted cash to the purchase of the two passenger vessels and $7.5 million disbursed from IFC and KfW of the remaining of the $30.0 million loan granted to UABL in 2002.


Recent Developments

     On July 25, 2005 the Company's option to repurchase 25,212 of its shares from Inversiones Los Avellanos S.A. for a total price of $0.9 million expired and was extended till July 25, 2006.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

             FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2005 AND 2004

                                   (Unaudited)


                                        Contents                                                                              Page
--------------------------------------------------------------------------------------------------------                    ------

o    Financial Statements

     -    Condensed Consolidated Balance Sheets as of June 30, 2005 and 2004                                                - F-1 -

     -    Condensed Consolidated Statements of Income for the six months periods ended June 30, 2005 and 2004               - F-2 -

     -    Condensed Consolidated Statements of Changes in Stockholders' Equity for the six months periods ended June 30,
          2005 and 2004                                                                                                     - F-3 -

     -    Condensed Consolidated Statements of Cash Flows for the six months periods ended June 30, 2005 and 2004           - F-4 -

     -    Notes To Condensed Consolidated Financial Statements as of June 30, 2005 and 2004                                 - F-5 -



                                          ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                                         CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                             (Stated in thousands of U.S. dollars, except par value and share amounts)
                                                                                               June 30,           December 31, 2004
                                                                                                 2005
                                                                                          ---------------------  ------------------

      ASSETS

         CURRENT ASSETS

            Cash and cash equivalents                                                       $       30,889         $   11,602
            Restricted cash                                                                          3,587              2,975
            Investments                                                                                214                217
            Accounts receivable, net of allowance for doubtful accounts of 860 and 739
              in 2005 and 2004, respectively                                                         8,615              6,385
            Receivables from related parties                                                         7,110              3,933
            Marine and river operating supplies                                                      3,046              2,194
            Prepaid expenses                                                                         5,742              4,101
            Other receivables                                                                        5,459              5,724
                                                                                          ---------------------  -------------
              Total current assets                                                                  64,662             37,131
                                                                                          ---------------------  -------------
         NONCURRENT ASSETS

            Dry dock                                                                                10,499             11,716
            Other receivables                                                                        6,510              7,944
            Receivables from related parties                                                         2,280              2,540
            Property and equipment, net                                                            165,752            160,535
            Restricted cash                                                                         14,878             30,010
            Investment in affiliates                                                                16,002             15,607
            Other assets                                                                             8,069              8,165
                                                                                          ---------------------  -------------
              Total noncurrent assets                                                              223,990            236,517
                                                                                          ---------------------  -------------
              Total assets                                                                  $      288,652       $    273,648
                                                                                          =====================  =============

      LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY

         CURRENT LIABILITIES

            Accounts payable and accrued expenses                                           $       14,238       $     11,487
            Payable to related parties                                                                 383                768
            Other financial debt                                                                     8,690             10,108
            Current portion of capital lease obligations                                               533                695
            Other payables                                                                             301                632
                                                                                            -------------------  -------------
              Total current liabilities                                                             24,145             23,690
                                                                                            -------------------  -------------
         NONCURRENT LIABILITIES

            Long-term debt                                                                         180,000            180,000
            Other financial debt, net of current portion                                            23,397             29,430
            Capital lease obligations, less current portion                                          -                    180
            Account payable and accrued expenses                                                       219                219
                                                                                            -------------------  ------------
              Total noncurrent liabilities                                                         203,616            209,829
                                                                                            -------------------  ------------
              Total liabilities                                                             $      227,761       $    233,519
                                                                                            -------------------  ------------

         MINORITY INTEREST                                                                  $        2,490       $      6,468
                                                                                            -------------------  ------------
         MINORITY INTEREST SUBJECT TO PUT RIGHTS                                            $        4,713       $      4,751
                                                                                            -------------------  ------------

         SHAREHOLDERS' EQUITY
           Common stock, $.01 par value: authorized shares 2,134,452, issued
                and outstanding 2,109,240                                                               21                 21
            Treasury stock                                                                         (20,332)          (20,332)
            Additional paid-in capital                                                              68,884             68,884
            Accumulated deficit                                                                      4,915           (19,863)
            Accumulated other comprehensive income                                                     200                200
                                                                                            -------------------  ------------
            Total shareholders' equity                                                       $      53,688       $     28,910
                                                                                             ------------------  ------------
         Total liabilities, minority interests and shareholders' equity                      $     288,652       $    273,648
                                                                                             ==================  ============

                                                      See accompanying notes.

                                          ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                                    CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                               (Stated in thousands of U.S. dollars)


                                                                                              Six-month periods ended June 30,
                                                                                            ---------------------------------------
                                                                                                 2005                 2004
                                                                                            ------------------   -----------------
REVENUES

      Revenues from third parties                                                            $      66,741        $    43,416
      Revenues from related parties                                                                  1,233              3,970
                                                                                            ------------------ ------------------
      Total revenues                                                                                67,974             47,386
                                                                                            ------------------ ------------------

OPERATING EXPENSES

      Voyage expenses                                                                              (13,193)            (5,346)
      Running costs                                                                                (18,166)           (12,449)
      Amortization of dry dock                                                                      (3,515)            (2,127)
      Depreciation of property and equipment                                                        (7,172)            (6,607)
      Management fees to related parties                                                              (864)              (837)
      Administrative expenses                                                                       (3,400)            (3,122)
      Gain on disposal of vessels                                                                   21,867                111
                                                                                            ------------------ ------------------
                                                                                                   (24,443)           (30,377)
                                                                                            ------------------ ------------------
   Operating profit                                                                                 43,531             17,009
                                                                                            ------------------ ------------------

OTHER INCOME (EXPENSES)

      Financial expense                                                                             (9,317)            (7,997)
      Financial gain on extinguishment of debt                                                                           1,344
      Financial income                                                                                 263                 77
      Investment in affiliates                                                                        (163)               112
      Other income                                                                                     (22)                53
                                                                                            ------------------ ------------------
      Total other expenses                                                                          (9,239)            (6,411)
                                                                                            ------------------ ------------------

   Income before income taxes and minority interest                                                 34,292             10,598

      Income taxes                                                                                     (11)              (165)
      Minority interest                                                                             (9,503)              (519)

                                                                                            ------------------ ------------------
   Net income for the period                                                                 $      24,778        $     9,914
                                                                                            ================== ==================


                                                      See accompanying notes.



                                          ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                                    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                            (UNAUDITED)


                                               (Stated in thousands of U.S. dollars)




                                                                                           Accumulated
                                                           Additional                        other
                                          Common           paid-in          Treasury    comprehensive      Accumulated
                   Balance                stock            capital           stock          income          deficit         Total
 ------------------------------------ --------------- ---------------- ----------------- -------------- -------------- -------------
 December 31, 2003                        $ 21           $ 68,884        $  (20,332)    $   222        $   (25,002)    $   23,793

 Comprehensive income:
 -    Change in value of derivatives       -                 -               -              (51)             -               (51)
 -    Net income for the period            -                 -               -               -               9,914         9,914
 Total comprehensive income                                                                                                9,863
                                         ----------- ---------------- ----------------- ------------ ----------------- -------------
 June 30, 2004                            $ 21           $ 68,884        $  (20,332)    $   171        $   (15,088)    $   33,656
                                         =========== ================ ================= ============ ================= =============

 December 31, 2004                        $ 21           $ 68,884        $  (20,332)    $   200        $   (19,863)    $   28,910

 Net income and comprehensive income       -                 -               -               -              24,778         24,778
                                         ----------- ---------------- ----------------- ------------ ----------------- -------------
 June 30, 2005                            $ 21           $ 68,884        $  (20,332)    $   200        $     4,915     $   53,688
                                         =========== ================ ================= ============ ================= =============


                                                      See accompanying notes.

                                          ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                                    CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                               (Stated in thousands of U.S. dollars)

                                                                                                   Six-month periods ended
                                                                                                        June 30,
                                                                                          -------------------   -------------------
                                                                                                 2005                   2004
                                                                                          --------------------   ------------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income for the period                                                                 $      24,778      $        9,914

   Adjustments to reconcile net income to net cash provided by operating activities:

      Depreciation of property and equipment                                                         7,172               6,607
      Amortization of dry dock                                                                       3,515               2,127
      Expenditure for dry dock                                                                      (2,872)             (5,758)
      Note issuance expenses amortization                                                              406                 274
      Minority interest in equity of subsidiaries                                                    9,503                 519
      Financial gain on extinguishment of debt                                                       -                 (1,344)
      (Gain) on disposal of vessels                                                                (21,867)              (111)
      Net gain (loss) from investment in affiliates                                                    163               (112)
      Allowance for doubtful account                                                                   121                 431

   Changes in assets and liabilities:
         (Increase) decrease in assets:
              Accounts receivables                                                                  (2,351)                388
              Receivable from related parties                                                       (2,917)              8,872
              Marine and river operating supplies                                                     (852)                668
              Prepaid expenses                                                                      (1,641)              1,222
              Other receivables                                                                      1,699                 382
              Other                                                                                   (310)               (14)
         Increase (decrease) in liabilities:
              Accounts payable and accrued expenses                                                  2,751             (2,517)
              Payable to related parties                                                              (385)            (9,523)
              Current portion of other financial debt                                                   -                (346)
              Other                                                                                 (1,016)              (410)
                                                                                             ----------------------------------
              Net cash provided by operating activities                                             15,897             11,269
                                                                                             ----------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of property and equipment                                                              (27,819)           (36,795)
   Proceeds from disposals of vessels                                                               37,880               6,501
   Purchase of UABL Limited and UABL Terminals companies, net of cash
       acquired                                                                                         -              (1,713)
   Decrease (increase) in time deposit                                                                   3             (6,739)
                                                                                             ----------------------------------
              Net cash provided by (used in) investing activities                                   10,064            (38,746)
                                                                                             ----------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Decrease in restricted cash                                                                      14,520              11,674
   Payments of long-term financial debt                                                            (15,175)           (12,349)
   Proceeds from long-term financial debt                                                            7,500              16,000
   Minority interest in equity of subsidiaries                                                          -               12,458
   Payments of dividends                                                                           (13,400)                -
   Funds used in reacquisition of Notes                                                                 -              (4,261)
   Other                                                                                              (119)              (119)
                                                                                             ----------------------------------
              Net cash (used in) provided by financing activities                                   (6,674)             23,403
                                                                                             ----------------------------------
              Net increase (decrease) in cash and cash equivalents                                  19,287             (4,074)

              Cash and cash equivalents at the beginning of year                             $      11,602     $         8,248
                                                                                             ----------------------------------
              Cash and cash equivalents at the end of period                                 $      30,889     $         4,174
                                                                                             ----------------------------------

                                                      See accompanying notes.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        (Stated in thousands of U.S. dollars, except otherwise indicated)

(Information to the six-month periods ended June 30, 2005 and 2004 is unaudited)


1.   CORPORATE ORGANIZATION AND CONSOLIDATED COMPANIES

     Organization

     Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas" or "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

     The Company is a diversified ocean and river transportation company involved in the carriage of dry and liquid cargoes as well as passengers. In its Ocean Business, it is an owner and operator of oceangoing vessels that transport petroleum products, dry cargo and passengers around the world. In its River Business it is an operator of river barges and push boats in the Hidrovia Region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In addition we recently made an investment in an offshore services transportation company, which will commence operations in the second half of 2005.

     On June 28, 2001, the Company issued 138,443 new shares for $5,295 which were totally subscribed by Inversiones Los Avellanos S.A., one of the Company's original shareholders, and was paid $3,297 in 2001 and $1,104 in 2002 and the balance will be payable in July 2006. As of June 30, 2005, the outstanding payment was $894 and was shown as a reduction of shareholders' equity. The Company has an option to repurchase 25,212 of its shares for a total price of $894 from Inversiones Los Avellanos S.A. until July 25, 2006.

     As of June 30, 2005, the shareholders of Ultrapetrol Bahamas are Solimar Holdings Ltd., Inversiones Los Avellanos S.A. and Avemar Holdings (Bahamas) Ltd., a wholly owned subsidiary of the Company, in the proportions of 46.7%, 28.2% and 25.1%, respectively. Since Avemar Holdings (Bahamas) Ltd. granted an irrevocable proxy to Inversiones Los Avellanos S.A. in full for all of its voting powers related to its interest in the Company as of June 30, 2005, Inversiones Los Avellanos S.A. held 53.3% of the Company's voting rights.


2.   SIGNIFICANT ACCOUNTING POLICIES

     Basis of presentation and principles of consolidation

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") for interim financial information. The consolidated balance sheet at December 31, 2004 has been derived from the audited financial statement at that date. The unaudited condensed consolidated financial statements and the consolidated balance sheet do not include all of the information and footnotes required by US GAAP for complete financial statements. All adjustments which, in the opinion of management, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements. The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

     The condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned. Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

     The condensed statements of operations and cash flows for 2004 have been reclassified to conform with the 2005 presentation of certain items.

3.   PROPERTY AND EQUIPMENT, NET

     The capitalized cost of the property and equipment, and the related accumulated depreciation as of June 30, 2005, and December 31, 2004 is as follows:

                                                     June 30,                  December 31,
                                                       2005                       2004
                                              ------------------------ -------------------------
                                                            Original book value
                                              ------------------------ -------------------------

         Ocean-going vessels                    $          116,098        $          134,825
         River barges and pushboats                        114,464                   105,426
         Passenger vessels                                  17,405                         -
         Furniture and equipment                             4,842                     4,672
         Land and operating base                             6,123                     4,758
         Prepayment to supplies                              1,079                     1,242
                                              ------------------------ -------------------------
         Total original book value                         260,011                   250,923
         Accumulated depreciation                          (94,259)                  (90,388)
                                              ------------------------ -------------------------
         Net book value                         $          165,752        $          160,535
                                              ======================== =========================

As of June 30, 2005, the net book value of the assets pledged as a guarantee of the debt was approximately $150 million.

-    Cape Pampas sale

     In March 2005, the Company entered into an agreement to sell its vessel, Cape Pampas for a total price of approximately $37,880, net of the related expenses. The vessel was delivered to the new owners on May 6, 2005, at which time a gain on sale of approximately $22 million was recognized.

     The Company used part of the proceeds from the sale mentioned above to cancel our financial obligations related with the purchase of this vessel.

-    New Flamenco acquisition

     In March 2005, the Company entered into a contract with Cruise Elysia Inc. to purchase a passenger vessel, named New Flamenco for a total purchase price of $13.5 million. The purchase price was funded by a combination of funds deposited in the Escrow Account and available cash.

-    World Renaissance acquisition

     On April 6, 2005, the Company purchased at auction for a price of $3.4 million the cruise vessel World Renaissance, renamed Grand Victoria, which was delivered and fully paid for on April 19, 2005. The purchase price was funded by a combination of funds deposited in the Escrow Account and available cash.

-    Mt Sun Chemist acquisition

     On April 28, 2005 the Company agreed to purchase the product tanker Mt Sun Chemist, renamed Miranda I, for a total price of $10.3 million. The vessel was delivered and fully paid for on July 7, 2005.


4.   LONG-TERM DEBT AND OTHER FINANCIAL DEBT

                                                                              Nominal value
                             Financial institution /                 --------------------------  Accrued
                                   Other                 Due-year       Current   Noncurrent     interest   Total     Average rate
                          ------------------------------------------ ----------- ------------- ----------- --------  ------------
   Ultrapetrol Bahamas     Notes                          2014        $    -     $   180,000   $  1,620   $  181,620        9.00 %
   UABL Barges            IFC                         through 2011        2,143       11,785         46      13,974  Libor + 3.75%
   UABL Barges            IFC                         through 2009        1,000        3,500         14       4,514  Libor + 3.50%
   UABL Barges            KfW                         through 2009        2,000        7,000         30       9,030  Libor + 3.50%
   UABL Paraguay          Citibank NA                 through 2010          247        1,112         -        1,359  Libor + 2.75%
   UABL Limited           Transamerica Leasing Inc    through 2006        1,590        -             -        1,590         7.94%
                                                                     ----------- ------------- -------- ---------------

        June 30, 2005                                                 $   6,980  $   203,397   $  1,710   $ 212,087
                                                                     =========== =========== ========== ==============

        December 31, 2004                                             $   8,337  $   209,430   $  1,771   $ 219,538
                                                                     =========== =========== =========== =============


5.   COMMITMENTS AND CONTINGENCIES

     The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company's consolidated financial position or results of operations.

     Bahia Blanca Customs Dispute

     Ultrapetrol S.A., one of the Company's subsidiaries, is involved in a customs dispute with the Customs Authority of Bahia Blanca in Argentina over the alleged unauthorized operation of the Princess Pia in Argentina during 2001. As a result, the Customs Authority of Bahia Blanca issued a resolution claiming the equivalent to $1,610 as import taxes and the equivalent to $1,610 as fines. In response to said resolution, on March 16, 2004, Ultrapetrol S.A. submitted an appeal with the Argentine Tax Court arguing that it did not breach any applicable customs laws since the Princess Pia operated within Argentine territory only during the periods in which it was expressly authorized by the competent authorities. Said appeal is pending resolution by the Argentine Tax Court. Based upon the facts and circumstances of the case, the existing regulations and applicable insurance coverage, the Company does not believe that the outcome of this matter should have a material impact on its financial position or results of operations.

     Brazilian Customs Dispute

     Ultrapetrol S.A. is involved in a customs dispute with the Brazilian Customs tax authorities over the alleged infringement of customs regulations by the Alianza G3 and Alianza Campana (collectively, the "Vessel") in Brazil during 2004. As a result, the Brazilian Customs tax authorities commenced an administrative proceeding and applied the penalty of apprehension of the Vessel which required the Vessel to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum custom penalty that could be imposed would be confiscation of the Vessel, which is estimated by the Brazilian Customs tax authorities to be valued at $4,560. On the same day that Ultrapetrol S.A. presented its defense to this administrative proceeding, a writ of injunction was filed on behalf of Ultrapetrol S.A. seeking a judicial authorization allowing the return of the Vessel to Boias de Xareu, which is located almost 20 nautical miles from the Brazilian maritime coast, so the Vessel could resume its prior services. The preliminary injunction was granted by the court in favor of Ultrapetrol S.A. on September 17, 2004, conditioned on the weekly presentation of shipping letters describing the location of the Vessel.

     On February 22, 2005, the Company was notified of the decision that grounds on which the tax assessment was based were ratified. In response to this decision, on February 28, 2005, the Company presented a specific request for clarification of the decision. The Company simultaneously presented a petition to the Secretary of the Brazilian Internal Revenue Service requesting the replacement of the confiscation penalty applied to the vessel by a penalty corresponding to 1% (one percent) of the value of the vessel. Both of the Company request made on February 28, 2005 are still pending judgment.

     In case the Company is not successful on the merits, under applicable insurance coverage, it could request from The Standard Club, the Vessel's P&I insurer, an indemnity corresponding to the value of the Vessel. Based upon the facts and circumstances of the case, including the fact that the Vessel was operating under a specific written authorization officially granted by the Brazilian government, the existing regulations and applicable insurance coverage, the Company does not believe that the outcome of this matter should have a material impact on its financial position or results of operations.


6.   INCOME TAXES

     The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

     a)   Panama

          The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

     b)   Paraguay

          Two of the Company's subsidiaries, Parfina S.A. and Oceanpar S.A., are subject to Paraguayan corporate income taxes. In addition, since acquisition of UABL, four subsidiaries of UABL, UABL Paraguay, Parabal S.A., Yataiti and Riverpar are subject to Paraguayan corporate income taxes.

     c)   Argentina

          Ultrapetrol S.A. is subject to Argentine corporate income taxes. Since the UABL acquisition, in addition to this subsidiary, two subsidiaries, UABL S.A. and Sernova are subject to Argentine corporate income taxes.

          In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate. The Company's tax obligation in any given year will be the higher of these two tax amounts. However, if in any given tax year tax on minimum presumed income exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

     d)   Chile

          Corporacion de Navegacion Mundial S.A. is subject to Chilean corporate income taxes.

     e)   The United States

          Certain entities, defined as "Qualified Foreign Corporations", are exempt from United States of America ("U.S.") corporate income tax on U.S. source income from their international shipping operations ("shipping income"), pursuant to Section 883 of the US tax code. A corporation will be considered a Qualified Foreign Corporation if (i) its country of incorporation is a "Qualified Foreign

          Country" which, as defined, is a foreign country that exempts US corporations from income tax on its shipping income (the "Incorporation Test"), (ii) it meets the "Ultimate Owner Test", and
          (iii) it files a US Federal income tax return (Form 1120F) to claim the Section 883 exemption. A corporation meets the Ultimate Owner Test if (a) more than 50% of the value of its stocks is ultimately owned by "Qualified Shareholders" which, as defined, includes individuals who are tax residents of one or more Qualified Foreign Countries that exempt U.S. persons from tax on shipping earnings, (b) the scope of the exemption provided by such jurisdictions is broad enough to cover the type of shipping income (e.g. freight income, time charter hire or bareboat charter hire) earned by the foreign corporation and (c) the corporation obtains ownership statements, signed under penalties of perjury, from its beneficial owners and all intermediate owners, that enable the corporation to evidence that more than 50% of the value of its stock is ultimately owned by individuals who are tax residents of one or more foreign countries that exempt U.S. persons from tax on shipping earnings. For the six months period ended June 30, 2005 and 2004 Princely International Finance Corp. ("Princely") and Ultracape (Holdings) Ltd. ("Ultracape") satisfied the Incorporation Test because they are incorporated in Panama and Bahamas, respectively, which provide the required exemption to U.S. corporations as confirmed by Revenue Ruling 2001-48. In addition, we believe that each of Princely and Ultracape have obtained ownership statements from their ultimate individual owners and all intermediate owners to evidence that more than 50% of the value of their outstanding shares are ultimately owned by Qualified Shareholders. Consistent with the prior years, Princely and Ultracape will file IRS Form 1120F for the year 2005 to claim the
          Section 883 exemption.

          Based on the foregoing, the Company expects all of its income to be exempt from U.S. income taxes for the year ended December 31, 2005.

          Ultrapetrol Bahamas accounts for income taxes under the liability method in accordance with SFAS No. 109 Accounting for Income Taxes.

          Under this method, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at each period end. Deferred tax assets are recognized for all temporary items and an offsetting valuation allowance is recorded to the extent that it is not more likely than not that the asset will be realized.


7.   RELATED PARTY TRANSACTIONS

     As of June 30, 2005 and December 31, 2004, the balances of receivable from related parties were as follows:

                                                                            June 30,                December 31,
                                                                              2005                      2004
                                                                     ----------------------  -------------------------
        Current:
        Receivable from related parties
        -     Ravenscroft Shipping Inc.                               $        3,438             $        2,533
        -     UP Offshore Bahamas Ltd. and its subsidiaries                       53                         76
        -     Maritima Sipsa S.A.                                              1,063                        754
        -     Oceanmarine S.A.                                                   270                        204
        -     Comintra Enterprise, Ltd.                                        1,500                        250
        -     Other                                                              786                        116
                                                                     ----------------------  -------------------------
                                                                      $        7,110             $        3,933
                                                                     ======================  =========================
        Noncurrent:
        Loans receivable from related parties
        -     OTS S.A. (1)                                            $         -                $          260
        -     Puerto del Sur S.A. (2)                                          2,280                      2,280
                                                                     ----------------------  -------------------------
                                                                      $        2,280             $        2,540
                                                                     ======================  =========================

     (1)  This loan accrues no interest and has no maturity date.

     (2) This loan accrues interest at a nominal interest rate of 3% per year, payable semiannually. The principal will be repaid in 8 equal semiannual installments, beginning on June 30, 2006.

     As of June 30, 2005 and December 31, 2004 the balances payable to related parties were as follows:

                                                                           June 30,                December 31,
                                                                             2005                      2004
                                                                     -----------------------  ---------------------
     Payable to related parties
    -     Ravencroft Shipping Inc                                     $         365         $           587
    -     OTS S.A.                                                                -                     146
    -     Other                                                                  18                      35
                                                                      ---------------  -------------------------
                                                                      $         383         $           768
                                                                     ==================  =========================


     For the six-month periods ended June 30, 2005 and 2004, the revenues derived from related parties were as follows:

                                                                              For the six-month periods
                                                                                      ended June 30
                                                                              2005                     2004
                                                                     -----------------------  ----------------------
    -      UABL and its subsidiaries                                 $             -           $      2,737
    -      Maritima Sipsa S.A.                                                 1,233                  1,233
                                                                      ---------------------- ------------------------
      Total                                                           $         1,233           $      3,970
                                                                      ====================== ========================

     Management fee and other services

     The Company through certain of its subsidiaries has contracted with Oceanmarine, a company under the same common control as Ultrapetrol, for certain administrative services. This agreement stipulates a fee of $10 per month and per vessel. Pursuant to the individual ship management agreement between Ravenscroft Ship Management Ltd., a Bahamas Corporation ("Ravenscroft Bahamas") under the same common control as Ultrapetrol, and the Company's relevant vessel-owning subsidiaries, Ravenscroft Bahamas has agreed to provide certain ship management services for all of the Company's vessels. Ravenscroft Bahamas has subcontracted the provision of these services to Ravenscroft Shipping Inc., a Miami-based related party of the Company. This agreement stipulates a fee of $12.5 per month and per vessel.

     Under these contracts, these related parties are to provide all services necessary for such companies to operate, including but not limited to crewing, insurance, accounting and other required services. Additionally, commissions and agency fees are paid to those related parties.

     In addition, the Company pays Ravenscroft a monthly technical ship management fee of (euro)20,000 per passenger vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. The Company pays Ravenscroft for each passenger vessel (euro)25,000 administrative and operational fee per month for all operational functions as well as administering the subcontractors, concessions and credit card/collection system onboard. The Company does not expect to pay fees to any related party other than those described here for management and administration functions.

     For the six-month periods ended June 30, 2005 and 2004, management fees expensed to these related parties for such services amounted to:

                                                      2005          2004
                                               ---------------- -------------
     Oceanmarine                               $      300        $     380
     Ravenscroft                                      564              457
                                               -------------- --------------
     Total                                     $      864        $     837
                                               ============== ==============


     For the six-month periods ended June 30, 2005 and 2004, Ravenscroft has provided certain other services to the Company in the amount of $940 and $470, respectively.

     For the six-month period ended June 30, 2004, ship management fees expensed for Lonehort S.A., a shipping agent wholly owned by UABL, for vessel administration services amounted to $1,736.

     The expense recovery from UABL totaled $131 for the six-month period ended June 30, 2004 and the administrative services fees to UABL totaled $87 during the six-month period ended June 30, 2004.

     Venecia stock sold

     In October 2001, the Company sold Venecia Shipping Co., a wholly owned subsidiary, to a related party, Windsor Financial Services Inc., at its book value with a remaining other receivable balance of $634 and $834 as of June 30, 2005 and December 31, 2004, respectively.

     Sale and repurchase of vessel Princess Marina

     In 2003 the Company entered into certain transactions to sell, and repurchase in 2006, to and from Maritima Sipsa S.A., a 49% owned company, the vessel Princess Marina.

     The combined effect of the sale at $15,100, repurchase at $7,700 and a loan granted to Maritima Sipsa S.A. for $7,400 resulted in no cash flow on consolidated basis at the time of execution. The loan is repaid to the Company on a quarterly basis over a six-year period ending in June 2006, when the vessel will be delivered to the Company.

     The transaction was recognized in the Company's statements of operations as a lease, reflecting quarterly payments as charter revenues for $1,233 in the six-month periods ended June 30, 2005 and 2004, while the vessel remains presented in the accompanying balance sheets as an asset.

     Administration agreement with UP Offshore

     On June 25, 2003 the Company signed an administration agreement with UP Offshore.

     Under this agreement Ultrapetrol agrees to assist UP Offshore by providing management services required by the latter, including providing the services of the Chief Executive Officer and to provide ongoing management and commercial advisory services up to the year 2013.

     The parties agreed that Ultrapetrol professional fees under this agreement shall be the 2% of UP Offshore annual EBITDA. None of such fees has been recognized in six-month periods ended June 30, 2005 and 2004, because UP Offshore has not commenced its commercial operations.


8.   BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

     Since the UABL Equity Acquisition, the Company organizes its business and started to evaluate performance by its new three operating segments, ocean, river and offshore business. Prior to such acquisition the Company operated with no segments. The accounting policies of the reportable segments are the same as those for the condensed consolidated financial statement. The Company does not have significant intersegment transactions. These segments and their respective operations are as follows:

     Ocean business: consists of international and inland transportation of petroleum and dry-cargo products by oceangoing vessels owned by its subsidiaries.

     River business: consists of river transportation of refined petroleum and dry-cargo products by barges owned by its subsidiaries.

     Offshore business: consists of platform supply vessels to provide transportation services to the offshore petroleum exploration and production companies. Such vessels are currently under construction and expected to operate in the second half of 2005.

     Cruise business: consists of transportation of people and our passenger vessels can either be employed on time charger, or by the sale of the individual cabins or mixed formulas that provide a minimum guaranteed income for the shipowner.

     Ultrapetrol's oceangoing vessels operate on a worldwide basis and are not restricted to specific locations. Also, Ultrapetrol's river barges operate a river transportation business on the Parana, Paraguay and Uruguay rivers and part of River Plate in Argentina, Bolivia, Brazil, Paraguay and Uruguay. Accordingly, it is not possible to allocate the assets of these operations to specific countries. In addition, the Company does not manage its operating profit on a geographic basis.

                                            For the six-month periods
                                                 ended June 30,
                                  --------------------------------------------
                                            2005                    2004
                                  -------------------  -----------------------
    Revenues (1)

    -      South America         $          29,302       $          17,188
    -      Europe                           29,262                  16,962
    -      Asia                              9,092                  10,108
    -      Central America                     318                   3,128
                                 ----------------------  ---------------------
                                 $          67,974       $          47,386
                                 ======================  =====================

     (1)  Classified by country of domicile of charterers.

     The following schedule presents segment information about the Company's operations for the six-month period ended June 30, 2005:

                                      Ocean                River            Offshore            Cruise
                                      business             business          business          business               Total
                                  ----------------- -----------------  -------------------- ----------------  ---------------------

Revenues                           $     31,739         $     29,607     $      -           $       6,628       $      67,974
Running and voyage expenses               6,246               21,017            -                   4,096              31,359
Depreciation and amortization             6,870                3,375            -                     442              10,687
Gain on disposal of vessels              21,867                    -            -                 -                    21,867
Segment operating profit                 37,148                4,482            -                   1,901              43,531
Financial income                            263                    -            -                  -                      263
Financial expenses                        8,012                1,305            -                  -                    9,317
Income tax (provision) benefit                4                  (15)           -                  -                      (11)
Segment assets                          165,765               87,236            13,516             22,135             288,652
Investments in affiliates                   125                2,361            13,516             -                   16,002
Additions to long-lived assets     $      2,340         $      8,074     $      -           $      17,405       $      27,819

     The following schedule presents segment information about the Company's operations for the six-month period ended June 30, 2004:

                                      Ocean                River            Offshore            Cruise
                                      business             business          business          business               Total
                                  ----------------- -----------------  -------------------- ----------------  ---------------------
Revenues                           $     28,799         $     18,587     $        -           -                           111
Segment operating profit                 11,818                5,191              -           -                        17,009
Financial income                             77                    -              -           -                           77
Financial expenses                        7,092                  905              -           -                        7,997
Income tax (provision) benefit              (34)                (170)              39         -                         (165)
Segment assets                          113,486              110,286           36,129         -                       259,901
Investments in affiliates                     -                2,201               -          -                        2,201
Additions to long-lived assets     $    -               $     22,179     $      14,616       $ -                 $     36,795



9.   SUPPLEMENTAL GUARANTOR INFORMATION

     On November 24, 2004, the Company issued $180 million 9% First Preferred Ship Mortgage Notes due 2014,

     The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several senior basis by the majority of the Company's subsidiaries directly involved in our ocean business,

     The Indenture provides that the 2014 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgages, are governed by, and construed in accordance with, the laws of the state of New York. Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures, All of the Subsidiary Guarantors are outside of the United States,

     Supplemental condensed combining financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below, This information is prepared in accordance with the Company's accounting policies, This supplemental financial disclosure should be read in conjunction with the condensed consolidated financial statements,

                                          ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                                          SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEETS

                                                  AS OF JUNE 30, 2005 (UNAUDITED)

                                               (stated in thousands of U.S. dollars)


                                                                                       Combined                        Total
                                                            Combined subsidiary      non-subsidiary    Consolidating   consolidated
                                               Parent           guarantors            guarantors        adjustments    amounts
                                         ----------------  --------------------  ----------------- ----------------- --------------
Current assets
Receivables from related parties          $    116,019      $    10,806         $     4,866         $  (124,581)      $     7,110
Other current assets                            23,560           11,615              22,377               -                57,552
                                         ----------------- ----------------  ------------------  -----------------  ---------------
Total current assets                           139,579           22,421              27,243            (124,581)           64,662
                                         ----------------- ----------------  ------------------  -----------------  ---------------

Noncurrent assets
Property and equipment, net                       -             109,653              56,099               -               165,752
Investment in affiliates                        77,332             -                 16,002            (77,332)            16,002
Other noncurrent assets                         21,424           13,327               7,485               -                42,236
                                         ----------------- ----------------  ------------------  -----------------  ---------------
Total noncurrent assets                         98,756          122,980              79,586            (77,332)           223,990
                                         ----------------- ----------------  ------------------  -----------------  ---------------
Total assets                              $    238,335      $   145,401        $    106,829        $  (201,913)      $    288,652
                                         ================= ================  ==================  =================  ===============


Current liabilities
Payables to related parties               $      3,000      $   105,010        $     16,954        $  (124,581)      $        383
Other financial debt                             1,620             -                  7,603               -                 9,223
Other current liabilities                           27            6,477               8,035               -                14,539
                                         ----------------- ----------------  ------------------  -----------------  ---------------
Total current liabilities                        4,647          111,487              32,592           (124,581)            24,145
                                         ----------------- ----------------  ------------------  -----------------  ---------------

Noncurrent liabilities
Long-term debt                                 180,000             -                   -                  -               180,000
Other financial debt, net of current
     portion                                      -                -                 23,397               -                23,397
Other noncurrent liabilities                      -                -                    219               -                   219
                                         ----------------- ----------------  ------------------  -----------------  ---------------
Total noncurrent liabilities                   180,000             -                 23,616               -               203,616
                                         ----------------- ----------------  ------------------  -----------------  ---------------
Total liabilities                              184,647          111,487              56,208           (124,581)           227,761

Minority interests                                -                -                   -                 2,490              2,490

Minority interests subject to put right           -                -                   -                 4,713              4,713

Shareholders' equity                      $     53,688     $     33,914        $     50,621        $   (84,535)      $     53,688
                                         ----------------- ----------------  ------------------  -----------------  ---------------

 Total liabilities, minority interests
    and shareholders' equity             $    238,335      $   145,401        $    106,829        $  (201,913)           288,652
                                         ================= ================  ==================  =================  ===============

                                          ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                                          SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEETS

                                                      AS OF DECEMBER 31, 2004

                                               (stated in thousands of U.S. dollars)

                                         Parent            Combined           Combined                                Total
                                                           subsidiary         non-subsidiary   Consolidating        consolidated
                                                           guarantors         guarantors       adjustments           amounts
                                    -----------------  ----------------------  ------------  -------------------  -----------------
Current assets
Receivables from related parties    $     101,870        $      3,332         $     2,862        $   (104,131)       $     3,933
Other current assets                          627              11,440              21,131                   -             33,198
                                    -----------------  ------------------  ------------------  -----------------  -----------------
Total current assets                      102,497              14,772              23,993            (104,131)            37,131
                                    -----------------  ------------------  ------------------  -----------------  -----------------

Noncurrent assets
Property and equipment, net                     -              95,353              65,182                  -             160,535
Investment in affiliates                   71,646                   -              15,607            (71,646)             15,607
Other noncurrent assets                    36,588              15,305               8,482                  -              60,375
                                    -----------------  ------------------  ------------------  -----------------  -----------------
Total noncurrent assets                   108,234             110,658              89,271            (71,646)            236,517
                                    -----------------  ------------------  ------------------  -----------------  -----------------
Total assets                        $     210,731        $    125,430        $    113,264        $  (175,777)       $    273,648
                                    =================  ==================  ==================  =================  =================


Current liabilities
Payables to related parties         $     -              $     97,184        $      7,715        $  (104,131)       $        768
Other financial debt                        1,620                   -               9,183                  -              10,803
Other current liabilities                     201               4,854               7,064                  -              12,119
                                    -----------------  ------------------  ------------------  -----------------  -----------------
Total current liabilities                   1,821             102,038              23,962           (104,131)             23,690
                                    -----------------  ------------------  ------------------  -----------------  -----------------

Noncurrent liabilities
Long-term debt                            180,000                   -                   -                  -             180,000
Other financial debt, net of
    current portion                             -                   -              29,610                  -              29,610
Other noncurrent liabilities                    -                   -                 219                  -                 219
                                    -----------------  ------------------  ------------------  -----------------  -----------------
Total noncurrent liabilities              180,000                   -              29,829                  -             209,829
                                    -----------------  ------------------  ------------------  -----------------  -----------------
Total liabilities                         181,821             102,038              53,791           (104,131)            233,519

Minority interests                              -                   -                   -              6,468               6,468

Minority interests subject to
    put right                                   -                   -                   -              4,751               4,751

Shareholders' equity                $      28,910        $     23,392        $     59,473        $   (82,865)       $     28,910
                                    -----------------  ------------------  ------------------  -----------------  -----------------

 Total liabilities, minority
    interests and shareholders'
    equity                         $     210,731        $    125,430        $    113,264        $  (175,777)       $    273,648
                                    ===================  ==================  ==================  =================  ===============


                                          ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                                     SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF OPERATIONS

                                     FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2005 (UNAUDITED)

                                               (stated in thousands of U.S. dollars)
                                                                              Combined
                                                          Combined            non-                                 Total
                                                          subsidiary          subsidiary      Consolidating        consolidated
                                         Parent           guarantors          guarantors      adjustments          amounts
                                 ----------------------- ---------------- ----------------- ----------------  -----------------

Revenues                         $            -          $   37,904        $     33,391       $  (3,321)       $    67,974

Operating expenses                             (761)          (19,252)           (7,751)          3,321             (24,443)
                                 ----------------------- ----------------- ---------------- ---------------- -------------------
Operating profit (loss)                        (761)           18,652            25,640                -             43,531

Other income (expenses)                      25,539            (8,134)           (1,541)         (25,103)            (9,239)
                                 ----------------------- ----------------- ---------------- ---------------- -------------------
Income before income
  tax and minority interest                  24,778            10,518            24,099          (25,103)            34,292

Income taxes                                      -                 4               (15)               -                (11)
Minority interest                                 -                 -                -            (9,503)            (9,503)
                                 ----------------------- ----------------- ---------------- ---------------- -------------------
Net income                       $         24,778        $   10,522        $    24,084      $    (34,606)    $       24,778
----------
                                 ======================= ================= ================ ================ ===================

                                     SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF OPERATIONS

                                     FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2004 (UNAUDITED)

                                               (stated in thousands of U.S. dollars)
                                                                              Combined
                                                    Combined            non-                            Total
                                                    subsidiary          subsidiary      Consolidating   consolidated
                                         Parent     guarantors          guarantors      adjustments     amounts
                                 ---------------------------------- ----------------- ----------------  ------------
Revenues                         $       105      $     26,378      $    29,893       $  (8,990)       $    47,386

Operating expenses                      (56)          (17,018)         (22,293)           8,990            (30,377)
                                 ---------------- ----------------- ----------------- ---------------- ------------------
Operating profit (loss)                  49             9,360            7,600                -             17,009

Other income (expenses)               9,865            (7,083)            (413)          (8,780)            (6,411)
                                 ---------------- ----------------- ----------------- ---------------- ------------------
Income before income tax
  and minority interest               9,914             2,277            7,187           (8,780)            10,598

Income taxes                            -                 (34)            (131)            (519)              (165)
Minority interest                        -                 -           -                     -               (519)
                                 ---------------- ----------------- ----------------- ---------------- ------------------
Net income                       $   9,914        $     2,243        $   7,056         $  (9,299)        $     9,914
                                 ================ ================= ================= ================ ==================

                                          ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                                     SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

                                     FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2005 (UNAUDITED)

                                               (stated in thousands of U.S. dollars)

                                                                              Combined
                                                          Combined            non-                                 Total
                                                          subsidiary          subsidiary      Consolidating        consolidated
                                         Parent           guarantors          guarantors      adjustments          amounts
                                 ----------------------- ---------------- ----------------- ----------------  -----------------
Net income                        $    24,778          $  10,522          $    24,084          $  (34,606)      $      24,778
Adjustments to reconcile net
   income to net cash
   (used in) provided by
    operating activities              (25,023)               387              (18,851)             34,606              (8,881)
                                  ---------------- ------------------ -------------------- ------------------ --------------------
Net cash used in provided by
    operating activities                 (245)            10,909                5,233                   -              15,897


Net cash provided by (used in)
    investing activities                5,393            (19,745)              26,806              (2,390)             10,064

Net cash provided by (used in)
    financing activities               18,006              9,107              (36,177)              2,390              (6,674)
                                  ---------------- ------------------ -------------------- ------------------ --------------------
Net increase (decrease) in cash
    and cash equivalents          $    23,154          $     271          $    (4,138)         $    -           $      19,287

                                  ================ ================== ==================== ================== ====================


                                      SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW

                                     FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2004 (UNAUDITED)

                                               (stated in thousands of U.S. dollars)
                                                                              Combined
                                                          Combined            non-                                 Total
                                                          subsidiary          subsidiary      Consolidating        consolidated
                                         Parent           guarantors          guarantors      adjustments          amounts
                                 ----------------------- ---------------- ----------------- ----------------  -----------------
Net income                         $       9,914         $    2,243        $    7,056        $    (9,299)        $    9,914
Adjustments to reconcile
     net income to net cash
    (used in) provided by
    operating activities                 (18,687)             7,158             3,585              9,299              1,355
                                 ---------------------- ---------------- ----------------- ----------------- -------------------
Net cash (used in) provided
    by operating activities                (8,773)             9,401            10,641                  -             11,269

Net cash (used in) provided
    by investing
    activities                            (4,259)           (10,808)          (23,679)                 -            (38,746)

Net cash provided by
    financing activities                  12,304                  -            11,099                  -             23,403
                                 ---------------------- ---------------- ----------------- ----------------- -------------------
Net (decrease) increase in
    cash and cash equivalent      $        (728)        $   (1,407)       $   (1,939)       $      -            $   (4,074)

                                 ====================== ================ ================= ================= ===================

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)




Dated:  August 15, 2005           By:
                                        -------------------------------
                                        Name:  Felipe Menendez Ross
                                        Title: President